Delta Corp Holdings Ltd

Boundary Hall

Cricket Square

Grand Cayman, KY1-1102

Cayman Islands

VIA EDGAR

February 15, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Kevin Dougherty

Re:	Delta Corp Holdings Ltd Amendment No. 1 to Registration Statement on Form F-4 Filed January 16, 2024 File No. 333-274699

 Dear Mr. Dougherty:

Delta Corp Holdings Ltd (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 31, 2023, regarding its Amendment No.1 to Registration Statement on Form F-4 (the “Registration Statement”) filed with the Commission on January 16, 2023.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form F-4 as amended January 16, 2024 Management of Delta

Aggregate Compensation of Directors and Other Executive Officers, page 145

1.	Please disclose the compensation for the last full financial year ended December 31, 2023. See Item 18 of Form F-4 and Item 6.B of Form 20-F.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment, and has provided the referenced compensation disclosure for the full financial year ended December 31, 2023 in the referenced section on page 150 of the Amended Registration Statement.

Related Party Transactions of Delta, page 168

2.	You disclose that on January 4, 2024, Delta and JVA entered into a letter agreement (the “Letter Agreement”), pursuant to which Delta agreed, in consideration of the agreements and covenants of JVA made in the Merger Agreement and in the Letter Agreement, to lend funds to JVA pursuant to the JVA Note, and JVA agreed to use commercially reasonable efforts to comply fully with the terms of the Merger Agreement. Please file the Letter Agreement between Delta and JVA.

Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and has included the referenced Letter Agreement as Exhibit 10.7 to the Amended Registration Statement.

3.	Please ensure that you have provided all disclosure required by Item 7.B of Form 20-F for the period since the beginning of your preceding three financial years up to the date of your prospectus. Refer to Item 7.B of Form 20-F. For example, we note related party transactions disclosed on page F-44 that do not appear to be disclosed in this section.

Response to Comment 3: In response to the Staff’s comment, the Company has supplemented disclosure in the referenced Related Party Transactions section to include disclosure referenced in Item 7.B of Form 20-F for the preceding three financial years up to the date of the Company’s prospectus including information referenced on page F-44 that accords with such disclosure requirements. The Company supplementally informs the Staff that transactions covered by Item 7.B of Form 20-F and referenced on such page F-44 have been described in such disclosure. Please see revised disclosure on pages 172 and 173 of the Amended Registration Statement.

Index to Financial Information

Audited Financial Statements - Coffee Holding Co., Inc., page F-1

4.	Please revise to provide updated financial statements for Coffee Holding Co., Inc. as of and for the year ended October 31, 2023 in accordance with Item 8-08 of Regulation S- X. Please ensure all related financial disclosures are updated as well (e.g. MD&A and unaudited pro forma financial information, etc.)

Response to Comment 4: In response to the Staff’s comment, Coffee Holding Co., Inc. has included the referenced financial statements for the year ended October 31, 2023 and related referenced financial disclosures in the Amended Registration Statement.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Sarah E. Williams, Esq., at swilliams@egsllp.com, or Nahal A. Nellis, Esq., at nnellis@egsllp.com, or by telephone at (212) 370-1300.

Sincerely,

/s/ Mudit Paliwal
Mudit Paliwal Chief Executive Officer and Director

cc:	Sarah E. Williams, Esq.
Nahal A. Nellis, Esq.
Ellenoff Grossman & Schole LLP